EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Gushan Environmental Energy Limited:

We consent to the of use of our reports dated April 30, 2009, with respect to the consolidated balance sheets of Gushan Environmental Energy Limited as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.

/S/ KPMG

Hong Kong, China

May 29, 2009